Cassidy & Associates

Attorneys at Law

9454 Wilshire Boulevard

Beverly Hills, California 90212

Email: CassidyLaw@aol.com

Telephone: 949/673-4510	Fax: 949/673-4525

January 14, 2019

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

RE:	CannAssist International Corp. Registration Statement on Form S-1 Filed October 22, 2018 File No. 333-227914

Ladies and Gentlemen:

Please find attached for filing with the Securities and Exchange Commission (the “Commission”) the Amendment No. 1 to Registration Statement on Form S-1 for CannAssist International Corp. (“CannAssist” or the “Company”).

The following responses address the comments of the reviewing staff of the Commission as set forth in the comment letter dated November 16, 2018 (the “Comment Letter”) in response to the filing of the Registration Statement on Form S-1 in October 2018. The comments and our responses below are sequentially numbered (based on the numbering sequence and text of the comments issued per the Comment Letter) and the answers herein refer to each of the comments by number and by citing if the response (if applicable) thereto results in revisions being made to the Form S-1.

Registration Statement on Form S-1

Prospectus Summary, page 2

1.	Please revise your disclosure to clarify how your CBD product is proprietary. In addition, please disclose the types of "health benefits" and "better health outcomes" you believe your product can bring about, as well as your basis for these beliefs.

Response: In response to the comment made by the Staff of the Commission, the Company has revised its disclosures to removed references to how its CBD product is proprietary since the provisional patent on which statement was based upon had lapsed in November 2018. In addition, the Company has removed reference to the types of "health benefits" and "better health outcomes" it believes its product can bring about in order to avoid confusion.

2.	In the prospectus summary, please discuss other material risks that your business faces, such as the risk of criminal prosecution pursuant to the Controlled Substance Act and the application of laws relating to health and safety of your products and the consequences of failing to comply with such laws.

Response: In accordance with the comment made by the Staff of the Commission, the Company has revised the referenced disclosures to discuss other material risks that its business faces, such as the risk of criminal prosecution pursuant to the Controlled Substance Act and the application of laws relating to health and safety of its products and the consequences of failing to comply with such laws.

Risk Factor, page 4

3.	We note your disclosure on page 14 that Mark Palumbo, your sole officer and director, holds a provisional patent with regard to the invention of "carbohydrate and cannodibiol complex." Please revise your disclose to clarify how this invention relates to your product candidate Cibidinol. In addition, if you do not own the patent or the provisional patent and it is material to your business, please add a risk factor to describe the risks related to Mr. Palumbo's ownership of the patent. Please also disclose if you have licensed or plan to license this invention.

Response: In accordance with the comment made by the Staff of the Commission, the Company has revised its disclosures to clarify how this invention relates to its product candidate, Cibidinol. Further, the Company has revised its disclosures to state that the Company does not currently hold any intellectual property or trade secret protection on any aspects of its business. The Company had been assigned ownership rights to a provisional patent (Application Number 62/581,605) with regard to the invention “Carbohydrate and cannadibiol complex,” but the referenced provisional patent lapsed in November 2018. The Company currently plans on attempting to obtain patents, copyright, trademarks and/or service marks on its products, which has been described in the registration statement.

4.	Please add a risk factor discussing the legal limitations on your ability to protect your intellectual property due to federal and state laws prohibiting the production and sale of marijuana and related products.

Response: In accordance with the comment made by the Staff of the Commission, the Company has revised its disclosures to add a risk factor discussing the legal limitations on its ability to protect its intellectual property due to federal and state laws prohibiting the production and sale of marijuana and related products; provided, however, with the recent passage of the Agriculture Improvement Act of 2018 (“2018 Farm Bill”), which removed “hemp,” as defined in the Agricultural Marketing Act of 1946, from the classification of “marijuana,” which is generally prohibited as a Schedule I drug under the Controlled Substances Act of 1970 (“CSA”), the Company believes that federal and state laws prohibiting the production and sale of marijuana and related products do not apply to the Company’s intellectual property.

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Federal Regulation and Enforcement, page 6

5.	Please revise this risk factor to state that your operations could be found to be in violation of the Federal Controlled Substances Act.

Response: In accordance with the comment made by the Staff of the Commission, the Company has revised the referenced risk factor to state that its operations could be found to be in violation of the Federal Controlled Substances Act; provided, however, with the recent passage of the Agriculture Improvement Act of 2018 (“2018 Farm Bill”), which removed “hemp,” as defined in the Agricultural Marketing Act of 1946, from the classification of “marijuana,” which is generally prohibited as a Schedule I drug under the Controlled Substances Act of 1970 (“CSA”), the Company believes that its CBD products are not governed by the CSA and, ergo, would not be subject to prosecution thereunder.

The Business, page 11

6.	Please significantly expand the description of your business operations in the summary and business sections. In doing so, please focus on your current operations. With respect to your planned operations, please be sure to clarify what your timeline is for pursuing those operations and what additional material steps or actions you need to take to pursue those operations. In addition, please address the following points:

•	clarify what part of the marijuana plant your product Cibidinol is made from, such as leaves, hemp, other parts of the plan or some combination of the above;
•	clarify whether you are conducting pre-clinical trials for any of your product candidates;
•	disclose if you grow marijuana or purchase it from suppliers and, if so, what are the locations of your operations;
•	who are your suppliers and do you have any supply agreements;
•	how you price your products and what products you have in addition to Cibidinol; and
•	how you currently distribute your products and/or plan to price and distribute your products in the future.

Response: In accordance with the comment made by the Staff of the Commission, the Company has revised its disclosures to expand the description of its business operations in the summary and business sections.

7.	We note your disclosure on page 12 that you hired scientists to separate the molecules and "re-task them in combinations magnifying their therapeutic activities." Please clarify who these scientists are or who they were affiliated with, and please further clarify whether they were employees or contractors.

Response: The referenced scientists were Mark Palumbo, an officer and director of the Company, and Takako McGowan, an individual listed as a co-inventor of the provisional patent assigned to the Company, but who is not currently affiliated with the Company. In order to avoid confusion, the Company has revised its disclosures to remove the referenced statements.

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8.	Please update your disclosure related to the enforcement of the Federal Controlled Substances Act on page 15.

Response: In accordance with the comment made by the Staff of the Commission, the Company has revised its disclosures to include additional information related to the potential risk of enforcement of the Federal Controlled Substances Act in connection with the Company’s business provided, however, with the recent passage of the Agriculture Improvement Act of 2018 (“2018 Farm Bill”), which removed “hemp,” as defined in the Agricultural Marketing Act of 1946, from the classification of “marijuana,” which is generally prohibited as a Schedule I drug under the Controlled Substances Act of 1970 (“CSA”), the Company believes that its CBD products are not governed by the CSA and, ergo, would not be subject to prosecution thereunder.

Plan of Operation and Presence in the Market, page 12

9.	Please include a detailed plan of operations for the next twelve months. In the discussion of each of your planned activities, include specific information regarding each material event or step required to pursue each of your planned activities, including any contingencies such as raising additional funds, and the timelines and associated costs accompanying each proposed step in your business plan.

Response: In accordance with the comment made by the Staff of the Commission, the Company has revised its disclosures to include a more detailed plan of operations for the next twelve months, including specific information regarding each material event or step required to pursue each of its planned activities, including any contingencies such as raising additional funds, and the timelines and associated costs accompanying each proposed step in its business plan.

10.	Please provide us with your basis for each of the following statements that you make at the top of page 13:

CannAssist believes that it will be able to maintain successful business operations because of the following:

•	Very large and predictable streams of revenue through the ongoing sale of enhanced bioavailability CBD products and consumables.
•	Insulated from deleterious changes in the economy as people will continue to require CBD infused on a regular basis.
•	Demand currently outpaces supply tremendously.
•	In house laboratory operations that ensure that the highest quality.
•	Proprietary processes and procedures for enhancing the bioavailability of CBD..

Response: In consideration with the comment made by the Staff of the Commission, the Company has removed the referenced statements in order to avoid confusion.

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Products and Process, page 12

11.	Please revise this section to provide your basis for the assertion that CBD can be used to treat the specific medical conditions listed in the second paragraph on page 12. In addition, please disclose the status of the other consumable and topical products you refer to in this section.

Response: In consideration with the comment made by the Staff of the Commission, the Company has removed the referenced statements in order to avoid confusion.

The Market, page 13

12.	Please substantiate your statements related to the cannabis industry included in this section.

Response: In accordance with the comment made by the Staff of the Commission, the Company has revised its disclosures to focus on the market for CBD products and to provide substantiation for the statements made therein.

Management's Discussion and Analysis of Financial Condition and Results of Operations Overview, page 17

13.	Please tell us the terms of the change in control transaction. Also tell us how you accounted for the redemption of the previously outstanding common stock.

Response: In accordance with the comment made by the Staff of the Commission, the Company has revised its disclosures to describe the terms of the change in control transaction and to describe how the Company accounted for the redemption of the previously outstanding common stock.

Critical Accounting Policies, page 20

14.	ASC 915 was superseded by ASU 2014-10. Please revise to remove reference to development stage entities.

Response: In accordance with the comment made by the Staff of the Commission, the Company has revised its disclosures to remove reference to development stage entities.

Management, page 21

15.	Please disclose the age of your sole officer and director. Refer to Item 401(a) of Regulation S-K.

Response: In accordance with the comment made by the Staff of the Commission, the Company has revised its disclosures to disclose the age of its sole officer and director.

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Section 16(a) Beneficial Ownership Reporting Compliance, page 24

16.	It appears that you did not list the 10% stockholders who did not comply with the reporting requirements applicable to them in fiscal year 2017. Please provide complete disclosure at the end of this section or revise it accordingly.

Response: In accordance with the comment made by the Staff of the Commission, the Company has revised its disclosures to list the 10% stockholders who did not comply with the reporting requirements applicable to them in fiscal year 2017.

Legal Matters

Interest of Counsel, page 29

17.	Please tell us the amount of consideration received by counsel of Cassidy & Associates referenced in this section. Please refer to Instruction 1 to Item 509 of Regulation S-K.

Response: In accordance with the comment made by the Staff of the Commission, the Company has revised its disclosures to provide the amount of consideration received by Cassidy & Associates.

Condensed Financial Statements as of June 30, 2018, page F-1

18.	You state the following in Exhibit 99.1 to Form 8-K filed July 13, 2018 "Since the Company and Xceptor were entities under common control prior to the Acquisition, the transaction is accounted for as a restructuring transaction. The Company has recast prior period financial statements to reflect the conveyance of Xceptor’s common shares as if the restructuring transaction had occurred as of the earliest date of the financial statements." Please:

•	include similar disclosure in Form S-1, if true, and
•	provide us the ownership of the controlling shareholder in each company demonstrating control of both entities just prior to July 12, 2018.

Response: In accordance with the comment made by the Staff of the Commission, the Company has revised its disclosures to include the referenced statement regarding the business combination dated July 12, 2018 in the Company’s Registration Statement on Form S-1.

Further, just prior to the business combination on July 12, 2018, both the Company and Xceptor LLC were under the common control of Mark Palumbo. Just prior to the business combination on July 12, 2018, Mark Palumbo was the owner of 60% of the outstanding membership interests of Xceptor LLC and also was the owner of 3,000,000 shares of the common stock of the Company (which constituted 71% of the 4,200,000 total number of shares of the common stock of the Company then issued and outstanding just prior to the business combination on July 12, 2018). Please see Exhibit 2.1 of the Form 8-K filed on July 13, 2018, which is incorporated herein by reference.

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General

19.	The website address listed in your prospectus does not appear to be a functioning website. Please revise your disclosure accordingly.

Response: In accordance with the comment made by the Staff of the Commission, the Company has revised its disclosures to include the Company’s correct website address.

20.	Please include a table of contents to your prospectus. Please refer to Item 502(a) of Regulation S-K.

Response: In accordance with the comment made by the Staff of the Commission, the Company has revised its disclosures to include a table of contents to its prospectus.

21.	We note your disclosure on page 16 that you have one subsidiary. Please revise your exhibit index and file a list of your subsidiaries as an exhibit to your registration statement. Please refer to Item 601(b)(21) of Regulation S-K.

Response: In accordance with the comment made by the Staff of the Commission, the Company has revised its exhibit index and has filed a list of its subsidiaries as an exhibit to its registration statement.

22.	As you do not appear to be a non-accelerated filer, please uncheck the non-accelerated filer box on the registration statement cover page.

Response: In accordance with the comment made by the Staff of the Commission, the Company has revised its disclosures to uncheck the non-accelerated filer box on the registration statement cover page.

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In summary of the foregoing responses to your comments, we trust that the responses above as a whole and the revised Form S-1 filed herewith address the recent comments in the Comment Letter. We trust that we have responded satisfactorily to the comments issued by the Commission regarding the Form S-1. Hence, we hope that we will be in a position to request for acceleration of the Form S-1 in the near future once the Staff has completed its review of the instant amendment to the Form S-1 and these accompanying comment responses.

If you have any questions or concerns, please do not hesitate to contact Lee W. Cassidy at (949) 673-4510 or the undersigned at (917) 923-8413. In addition, we would request in the future that electronic copies of any comment letters or other correspondence from the Commission sent to the Company also be simultaneously copied to both lwcassidy@aol.com and jlagman.tibercreek@gmail.com.

Sincerely,

/s/ Jarvis J. Lagman
Jarvis J. Lagman, Esq.
Cassidy & Associates

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